FORM 6-K

	SECURITIES AND EXCHANGE COMMISSION
	Washington, D.C. 20549

	Special
	Report of Foreign Issuer


	Pursuant to Rule 13a-16 or 15d-16 of
	the Securities Exchange Act of 1934


	For the month of February 2002 (February 21, 2002)

THE NEWS CORPORATION LIMITED
	(Name of Registrant)



2 Holt Street, Sydney, New South Wales, 2010, Australia
           (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F   X    		Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes        			No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b):  Not Applicable

This Special Report is incorporated by reference in the prospectus contained in Registration Statement Nos. 33-43799, 33-46196, 33-50222, 33-62008, 33-71446, 33-81272, 33-86358, 33-89584, 33-90188, 33-91626,
33-94866, 333-4962, 333-6188, 333-6190, 333-6324, 333-6896, 333-7466,
333-8744, 333-9112, 333-9114, 333-9204, 333-9206, 333-9530, 333-10168,
333-10338. 333-10624 and 333-13556 filed by the Registrant under the Securities Act of 1933.





Annexed hereto as Exhibits A is a press release of The News
Corporation Limited dated February 21, 2002.




	SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


THE NEWS CORPORATION LIMITED



Date:	February 21, 2002			By:	/s/ Arthur M. Siskind
							Arthur M. Siskind
							Director





	EXHIBIT INDEX



Exhibit								Page No. in Sequential
Numbering System


A.	Press Release of The News Corporation Limited
	dated February 21, 2002.					6





EXHIBIT A




News Corporation Issues Shares And Pays Cash to WorldCom

Satisfies Obligations In Connection With ASkyB Joint Venture
______________________

NEW YORK, NY, February 21, 2002: News Corporation today announced that the Company will issue to a subsidiary of WorldCom, Inc.
approximately 121.2 million preferred limited voting ordinary shares (NYSE: NWS.A, ASX: NCPDP), with a value of US$680 million, and will pay WorldCom US$250 million in cash.

This share issuance and cash payment satisfy News Corporation's obligation to issue redeemable preferred stock to WorldCom
(formerly MCI Communications Corporation) in connection with the unwinding of their former American Sky Broadcasting direct broadcast satellite joint venture (ASkyB). ASkyB's major assets were sold in 1999. News Corporation and WorldCom today also settled all claims relating to ASkyB.

The shares issued to a subsidiary of WorldCom may initially be sold only pursuant to an exemption from registration under the Securities
Act of 1933; however, for a period of 90 days after the shares are issued, WorldCom may request that they be registered for sale in the United States.

The News Corporation Limited (NYSE: NWS, NWS.A; ASX: NCP, NCPDP;
LSE: NEWCP) is one of the world's largest media companies with total assets as of December 31, 2001 of approximately US$47 billion and total annual revenues of approximately US$14 billion. News Corporation's diversified global operations in the United States, Canada, continental Europe, the United Kingdom, Australia, Latin America and the Pacific Basin include the production and distribution of motion pictures and television programming; television, satellite and cable broadcasting; the publication of newspapers, magazines and books; the production and distribution of promotional and advertising products and services; the development of digital broadcasting; the development of conditional access and subscriber management systems; and the creation and distribution of popular on-line programming.

For more information about News Corporation, please visit www.newscorp.com


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